Filed by Prologis, Inc. (SEC File No. 001-13545)

Pursuant to Rules 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934 as amended.

Subject Company: DCT Industrial Trust Inc.

Commission File No. 001-33201

The following is a transcript of a video clip of an episode of CNBC’s Mad Money television program which aired on May 11, 2018:

Jim Cramer:	If you want to own a real estate investment trust here in this environment of rising interest rates, I’ve told you over and over again that I prefer to stick with the REITs that are writing major secular growth stories. Think the data center REITs and the logistics REITs that benefit from the cloud and the expansion of e-commerce, respectively.

Well, a couple of weeks ago, the logistics base got a lot more interesting. Prologis, a major owner logistics properties and fulfillment centers, announced that it’s acquiring DCT Industrial Trust for 8.4 billon dollars, all stock transaction. Now, these are both companies we’ve had on the show and said we like very much as terrific ways to play the burgeoning e-commerce trend, and I think the deal makes Prologis all the more attractive, but don’t take it from me. Let’s check in with Hamid Moghadam. He’s the chairman and CEO of Prologis, a true visionary in this business. Learn more about the DCT merger, what it means for the future of his company.

Mr. Moghadam, welcome back to Mad Money.

Hamid Moghadam:	Happy Friday to you, Jim.

Jim Cramer:	Thank you, Hamid. I love this deal, and you know that, and one of the things I love about it is you are a seasoned player when it comes to buying and then integrating very quickly, the best properties. So why don’t you outline to us what you’re going to do with DCT?

Hamid Moghadam:	Well, you know, DCT is a company that we’ve always had a really high regard for, probably the closest strategy to Prologis in the US, and the highest quality portfolio of significant size that there was out there, so really what we want to do is use that platform to serve our customers better. Along the way we’re going to generate some savings through synergies certainly on the cost side, but more importantly on the revenue side as we serve our customers and lever up, in effect, the size and the scale of the Prologis platform.

Jim Cramer:	Now, it seems like they’ve got fabulous properties in the west, Southern California, a lot of demand there; Chicago, I mean, these are areas that when we had DCT on, it was very clear that they have the best properties. Will they be integrated easily with Prologis’ properties in those areas?

Hamid Moghadam:	Yes, the overlap is almost perfect. They are in every single market that we’re already present, so perfect overlap. In fact, I think once we go through the portfolio, we’re probably going to retain over 93% of the assets.

Jim Cramer:	Now, I know that there was a very funny moment in the conference call where an analyst was saying, “What this will do – dividend! What this will do – accretion!” But if you could lay it out for just as best as you can right now, because I know the board has to approve things, this would presumably allow Prologis to continue its great record of raising dividends and raising earnings per share.

Hamid Moghadam:	For sure. I mean, we haven’t issued formal guidance, but we think it’s going to accelerate our growth over time, because it’s driving down the cost of doing business by creating scale. I think we can add value by reducing the cost of capital and being able to run the platform more efficiently, but by virtue of scale; but those are all the immediate benefits. I think the longer-term benefits is levering that platform for information, for customer relationships, and all those other good things that happen to you when you’re part of a large global operating company.

Jim Cramer:	When you have customers, like an Amazon or XPO Logistics, which we talk a lot about, some of these European companies, you’d think basically – I know they can’t demand anything of Prologis, but they do ask of you to do these kinds of things, don’t they?

Hamid Moghadam:	Well, increasingly they are. I mean, you know, historically the landlords have had the luxury of just leasing four walls and a roof and not doing a whole lot more for their customers, but increasingly, in this interconnected world of supply chains and change, you know, the landlords, at least the good ones, should be helping their customers in many other directions; and we’re really re-engineering the customer experience, making it much easier for our customers to move in, to utilize the space more efficiently, and really the data side of the business is increasingly important, because if you look at it, these two platforms together will be almost 750,000,000 square feet; and as you, I think, know, about 2% of the global GDP goes through our buildings, so we haven’t even started to scratch the surface on the information side and the information opportunity of the business.

Jim Cramer:	You have some really interesting opportunities. DCT’s got some vacant land. I mean, is that something that you would just immediately start with your architects and figure out, “Let’s get some more buildings up,” because you’ve definitely got to need them if you’re thinking about e-commerce out three, four years from now.

Hamid Moghadam:	For sure. DCT has historically not been a very large developer, so their land bank is actually modest, but it’s very well-located, and they have a number of buildings under construction, and of course we’ll complete those when this transaction, or if this transaction is approved; and we’re going to start on the remainder of the land when the opportunities are right, so again, we have a very robust development business on our own, and they will be even more attractive with the two companies combined.

Jim Cramer:	Now, can you just give me, in the time we have left: where are we in e-commerce? I keep saying that we’re very, very early. A lot of other people are saying, “Listen, it’s got to be late.” What’s your impression, because you probably see more than anyone in this business?

Hamid Moghadam:	Well, it’s interesting. I was at a conference where there were five different individuals: two from the retail business; couple of customers; and a venture capitalist and that question was asked, and the VC answered 100%, which is, of course, optimistic. The retail property owners said, “Maybe a few points more.” Today it’s 10%. I would guess it would be north of 30 and 40%. It may take some time, and that’s in the US. I think overseas it’s going to get to that level even sooner, because they don’t have all the installed infrastructure of retail properties that we have here. I look at the answer to that question by talking to teenagers, and as those teenagers get into their prime buying age, I think that percentage is going to start to move up. Good shopping centers will continue to do really well, but I think it’s all good for the logistics business.

Jim Cramer:	Well, boy! You’ve been a visionary. You’ve done so many things right, and I congratulate you on a great deal, because we loved DCT when we had them on, and you spotted them and you’re buying them, and congratulations, sir.

Hamid Moghadam:	Thank you.

Jim Cramer:	Hamid Moghadam. He’s the chairman and CEO of Prologis, the visionary in this whole field.

Forward-Looking Statements

The statements in this document that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Prologis Inc. (“Prologis”) and DCT Industrial Trust Inc. (“DCT”) operate as well as beliefs and assumptions of management of Prologis and management of DCT. Such statements involve uncertainties that could significantly impact financial results of Prologis or DCT. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates” including variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Prologis or DCT expect or anticipate will occur in the future—including statements relating to rent and occupancy growth, development activity, contribution and disposition activity, general conditions in the geographic areas where Prologis and DCT operate, debt, capital structure and financial position, Prologis’s ability to form new co-investment ventures and the availability of capital in existing or new co-investment ventures—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates; (ii) changes in global financial markets, interest rates and foreign currency exchange rates; (iii) increased or unanticipated competition for our properties; (iv) risks associated with acquisitions, dispositions and development of properties; (v) maintenance of REIT status, tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital, the levels of debt that we maintain and our credit ratings; (vii) risks related to our investments in our co-investment ventures, including our ability to establish new co-investment ventures; (viii) risks of doing business internationally, including currency risks; (ix) environmental uncertainties, including risks of natural disasters; (x) risks associated with achieving expected revenue synergies or cost savings; (xi) risks associated it the ability to consummate the merger and the timing of the closing of the merger and (xii) those additional risks and factors discussed in the reports filed with the Securities and Exchange Commission (“SEC”) by Prologis and DCT from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither Prologis nor DCT undertakes any duty to update any forward-looking statements appearing in this document except as may be required by law.

Additional Information

In connection with the proposed transaction, Prologis will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Prologis and a proxy statement of DCT (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to DCT’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Prologis or DCT. The documents filed by Prologis with the SEC may be obtained free of charge at the Investor Relations section of Prologis’ website at www.ir.prologis.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Prologis by requesting them from Investor Relations by mail at Pier 1, Bay 1, San Francisco, CA 94111 or by telephone at 415-394-9000. The documents filed by DCT with the SEC may be obtained free of charge at DCT’s website at the Investor Relations section of http://investors.dctindustrial.com/CorporateProfile or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from DCT by requesting them by mail from Investor Relations, 555 17th Street, Suite 3700, Denver, CO 80202, or by telephone at 303-597-1550.

Participants in the Solicitation

Prologis and DCT and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Prologis’ directors and executive officers is available in Prologis’ Annual Report on Form10-K for the fiscal year ended December 31, 2017, and in its proxy statement dated March 22, 2018, for its 2018 Annual Meeting of Shareholders. Information about DCT’s directors and executive officers is available in DCT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and in its proxy statement dated March 21, 2018, for its 2018 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Prologis or DCT as indicated above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.